UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice and Handbook for the First Extraordinary General Meeting of 2021

In August 2021, Taiwan Liposome Company, Ltd. (the “Company”) made the following available on the Taipei Exchange’s Market Observation Post System: (i) Taiwan Liposome Company, Ltd. Notice of the First Extraordinary General Meeting  of 2021 (the “Notice”) and (ii) Taiwan Liposome Company, Ltd. Handbook for the First Extraordinary General Meeting  of 2021 (the “Handbook”).

An English translation of the Notice and the Handbooks are attached hereto as Exhibits 99.1 and 99.2 hereto.

Filing with the Taipei Exchange dated August 4, 2021

On August 4, 2021, Taiwan Liposome Company, Ltd. (the “Company”) made a filing with the Taipei Exchange’s Market Observation Post System for the amendment of share swap agreement.

An English translation of the amendment of share swap agreement and a copy of the Taipei Exchange’s Market Observation Post System filings is attached hereto as Exhibit 99.3 and 99.4.

Exhibits

Exhibit Number	Exhibit Description

99.1	Taiwan Liposome Company, Ltd. Notice of the First Extraordinary General Meeting of 2021.

99.2	Taiwan Liposome Company, Ltd. Handbook for the First Extraordinary General Meeting of 2021.

99.3	First Amendment to the Share Swap Agreement.

99.4	Filing with the Taipei Exchange’s Market Observation Post System, dated August 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: August 4, 2021	By:	/s/ George Yeh
Name: George Yeh
Title: President